UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 3
ASSET ACCEPTANCE CAPITAL CORP.
(Name of Subject Company (issuer))
Asset Acceptance Capital Corp. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
04543P100
(CUSIP Number of Class of Securities)
Nathaniel F. Bradley IV
Chairman, President and CEO
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, MI 48093
(586) 939-9600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
Copy to:
Edwin L. Herbert
Vice President and General Counsel
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, MI 48093
(586) 939-9600
CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$37,160,000	$1,140.81

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,858,000 shares of the outstanding common stock at a price of $20.00 per share in cash.
**	The amount of the filing fee equals $30.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$1,140.81	Filing Party:	Asset Acceptance Capital Corporation
Form or Registration:	Schedule TO	Date Filed:	May 9, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on May 9, 2007, as amended by Amendment No. 1 thereto filed with the SEC on May 23, 2007 and Amendment No. 2 filed with the SEC on May 29, 2007 (“Schedule TO”) by Asset Acceptance Capital Corp., a Delaware corporation (“AACC”), in connection with the offer by AACC to purchase up to 1,858,000 shares of its Common Stock, par value $.01 per share (the “Shares”), at a price of not less than $18.25 per Share nor more than $20.00 per Share, net to the seller in cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 9, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer” and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 3 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.
ITEMS 1 AND 4.
     Items 1, Summary term sheet, and 4, Terms of the transaction, of the Schedule TO are hereby amended and supplemented by adding the following:
          AACC has extended the tender offer until 5:00 p.m. New York City time on June 12, 2007.
          A copy of the press release announcing the extension of the tender offer is attached hereto as Exhibit (a)(5)(vi) and is incorporated herein by reference.
ITEM 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following:
          (a)(5)(vi) Press release dated June 1, 2007 announcing the extension of the tender offer.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Nathaniel F. Bradley IV

Chairman, President and Chief Executive Officer

June 1 , 2007

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION
99.(a)(5)(vi)	Press release dated June 1, 2007 announcing the extension of the tender offer.